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                          April 20, 2022

       Thomas Meyer
       Chief Executive Officer
       Altamira Therapeutics Ltd.
       Clarendon House
       2 Church Street
       Hamilton HM 11
       Bermuda

                                                        Re: Altamira
Therapeutics Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed April 14,
2022
                                                            File No. 333-264298

       Dear Mr. Meyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven M. Skolnick,
Esq.